

PRESS RELEASE

Special Shareholders' Meeting of Savings Shares Holders

Rome, 24 January 2003 – Savings shares holders of Seat Pagine Gialle S.p.A. are hereby informed that lacking the necessary number of shares for the Meeting called for 27 and 28 January 2003 at 10:00 am (first and second call respectively) to be valid, **the Special Meeting will be held on third call on Wednesday 29 January 2003 at 10:00 am, in Turin at the secondary offices of the Company at Via Aurelio Saffi 18,** as provided for by the call for the meeting published on the Italian Official Gazzette on 18 December 2002 and on the dailies *Il Sole 24Ore* on 13 January 2003 and *Milano Finanza* on 14 January 2003.

Telecom Italia Communication & Media Relations
Internet & Media Press Office: +39.06.36882023-2066
Comunicazione.stampa@seat.it

Seat PG Investor Relations: +39 06 51448424
Investor.relations@seat.it